Exhibit 99.3
Condensed consolidated interim financial statements (unaudited)

Condensed consolidated interim statement of financial position as of		June 30, 2024	December 31, 2023
in CHF thousands	Note

Assets

Property, plant and equipment		4,891	5,681
Intangible assets		122	212
Total non-current assets		5,013	5,893

Short-term time deposits		93,440	119,580
Other current assets		3,108	3,617
Trade and other receivables		3,370	1,953
Cash and cash equivalents		65,686	67,309
Total current assets		165,604	192,459

Total assets		170,617	198,352

Shareholders' equity and liabilities
Share capital	5.3	3,668	3,635
Additional paid-in capital		367,516	365,530
Treasury share reserve	5.3	(981)	(981)
Cumulative losses		(214,634)	(191,755)
Total shareholders' equity		155,569	176,429

Lease liability		1,837	2,444
Employee benefits	5.9	1,851	5,063
Total non-current liabilities		3,688	7,507

Trade and other payables		2,858	1,328
Accrued expenses		6,705	7,547
Contract liability	5.2	585	4,333
Lease liability		1,212	1,208
Total current liabilities		11,360	14,416
Total liabilities		15,048	21,923

Total shareholders' equity and liabilities		170,617	198,352
See accompanying notes, which form an integral part of these unaudited condensed consolidated interim financial statements.

Condensed consolidated interim statement of comprehensive loss for the 6 months ended June 30,		2024	2023
in CHF thousands	Note

Revenues and other income
Revenues from research and development collaborations	5.1	4,289	3,465
Total revenues and other income		4,289	3,465

Operating expenses
Research and development expenses		(27,191)	(24,327)
Selling, general and administrative expenses		(8,932)	(10,109)
Total operating expenses		(36,123)	(34,436)

Operating result		(31,834)	(30,971)

Financial income	5.6	5,447	1,955
Financial expenses	5.6	(20)	(1,749)
Net finance result		5,427	206

Result before income taxes		(26,407)	(30,765)

Income taxes	5.7	—	—
Net result, attributable to shareholders		(26,407)	(30,765)

Other comprehensive result

Items that will not be reclassified to profit or loss
Remeasurement of net pension liabilities, net of tax	5.9	3,532	(1,507)

Items that are or may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		(4)	(4)

Other comprehensive result, net of tax		3,528	(1,511)

Total comprehensive result, attributable to shareholders		(22,879)	(32,276)

Basic and diluted net result per share (in CHF)	5.8	(0.80)	(0.94)
See accompanying notes, which form an integral part of these unaudited condensed consolidated interim financial statements.

Condensed consolidated interim statement of comprehensive loss for the 3 months ended June 30,		2024	2023
in CHF thousands	Note

Revenues and other income
Revenues from research and development collaborations	5.1	1,551	415
Total revenues and other income		1,551	415

Operating expenses
Research and development expenses		(13,087)	(11,632)
Selling, general and administrative expenses		(4,440)	(4,666)
Total operating expenses		(17,527)	(16,298)

Operating result		(15,976)	(15,883)

Financial income	5.6	912	1,088
Financial expenses	5.6	(18)	(1,192)
Net finance result		894	(104)

Result before income taxes		(15,082)	(15,987)

Income taxes	5.7	—	—
Net result, attributable to shareholders		(15,082)	(15,987)

Other comprehensive result

Items that will not be reclassified to profit or loss
Remeasurement of net pension liabilities, net of tax	5.9	948	(1,536)

Items that are or may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		(5)	(1)

Other comprehensive result, net of tax		943	(1,537)

Total comprehensive result, attributable to shareholders		(14,139)	(17,524)

Basic and diluted net result per share (in CHF)	5.8	(0.46)	(0.49)
See accompanying notes, which form an integral part of these unaudited condensed consolidated interim financial statements.

Condensed consolidated interim cash flow statement for the 6 months ended June 30,	2024	2023
in CHF thousands

Net result attributable to shareholders	(26,407)	(30,765)
Adjustments for:
Depreciation and amortization	1,208	1,214
Share-based compensation costs	1,983	3,060
Change in employee benefits	319	317
Financial income	(5,447)	(1,955)
Financial expenses	20	1,749
Changes in working capital:
Change in other current assets	62	888
Change in trade and other receivables	(1,397)	(469)
Change in trade and other payables	1,541	591
Change in contract liability	(3,748)	(2,788)
Change in accrued expenses	(842)	(1,610)
Exchange gain/(loss) on working capital positions	(43)	(30)
Interest paid	(13)	(18)
Other financial expense	(7)	(9)
Net cash used in operating activities	(32,771)	(29,825)

Proceeds from investments in short term time deposits	148,404	161,723
Investments in short term time deposits	(119,777)	(155,478)
Acquisition of property, plant and equipment	(312)	(185)
Acquisition of intangible assets	(16)	(157)
Interest received	2,461	1,502
Net cash from investing activities	30,760	7,405

Proceeds from exercise of stock options, net of transaction costs	36	27
Payment of lease liabilities	(603)	(598)
Net cash used in financing activities	(567)	(571)

Exchange gain (loss) on cash positions	955	(1,712)

Net decrease in cash and cash equivalents	(1,623)	(24,703)

Cash and cash equivalents at January 1	67,309	87,946

Cash and cash equivalents at June 30,	65,686	63,243
See accompanying notes, which form an integral part of these unaudited condensed consolidated interim financial statements.

Condensed consolidated interim statement of changes in equity
in CHF thousands	Share capital	Additional paid-in capital	Treasury share reserve	Cumulative losses	Total shareholders' equity

At January 1, 2023	3,604	360,323	(981)	(127,780)	235,166
Net result	—	—	—	(30,765)	(30,765)
Remeasurement of net pension liabilities	—	—	—	(1,507)	(1,507)
Exchange differences on translating foreign operations	—	—	—	(4)	(4)
Total comprehensive income	—	—	—	(32,276)	(32,276)
Share-based compensation costs (1)	—	3,060	—	—	3,060
Exercise of stock options, net of transaction costs	29	(2)	—	—	27
At June 30, 2023	3,633	363,381	(981)	(160,056)	205,977

At January 1, 2024	3,635	365,530	(981)	(191,755)	176,429
Net result	—	—	—	(26,407)	(26,407)
Remeasurement of net pension liabilities	—	—	—	3,532	3,532
Exchange differences on translating foreign operations	—	—	—	(4)	(4)
Total comprehensive income	—	—	—	(22,879)	(22,879)
Share-based compensation costs (1)	—	1,983	—	—	1,983
Exercise of stock options, net of transaction costs	33	3	—	—	36
At June 30, 2024	3,668	367,516	(981)	(214,634)	155,569
(1) See note 5.5
See accompanying notes, which form an integral part of these unaudited condensed consolidated interim financial statements.

Explanatory notes to the condensed consolidated interim financial statements

1.    General Information
Molecular Partners AG ("Company'") and its subsidiary (collectively "Molecular Partners" or "Group") is a clinical-stage biopharmaceutical company pioneering designed ankyrin repeat proteins (DARPin) candidates to treat serious diseases, with a current focus on oncology and virology. The Company was founded on November 22, 2004, and is domiciled at Wagistrasse 14, 8952 Schlieren, Canton of Zurich, Switzerland. It is subject to the provisions of the articles of association and to article 620 et seq. of the Swiss Code of Obligations, which describe the legal requirements for limited companies (“Aktiengesellschaften”).
Molecular Partners Inc. is a wholly owned subsidiary of Molecular Partners AG. Molecular Partners Inc. was incorporated in the United States in the State of Delaware on October 8, 2018. Molecular Partners Inc. is based in Cambridge, Massachusetts.
The unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2024 were approved for issuance by the Board of Directors on August 26, 2024.
The Company’s shares are listed on the SIX Swiss Exchange (Ticker: MOLN) since November 5, 2014 and on the Nasdaq Global Select Market (Ticker: MOLN) since June 16, 2021.
2.    Basis of Preparation
These unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and should be read in conjunction with the Group's last annual consolidated financial statements as at and for the year ended December 31, 2023. They do not include all the information required for a complete set of consolidated financial statements prepared in accordance with IFRS as issued by the IASB. However, selected explanatory notes are included to explain events and transactions that are significant to gain an understanding of the changes in the Group's financial position and performance since the last annual consolidated financial statements as at and for the year ended December 31, 2023.
The accounting policies set forth in the notes to those annual consolidated financial statements have been consistently applied to all periods presented, except as per below.
The condensed consolidated interim financial statements are presented in thousands of Swiss Francs (TCHF), unless stated otherwise.
The business is not subject to any seasonality. Revenues largely depend on the underlying alliance contracts and the achievement of agreed milestones, while expenses are largely affected by the phase of the respective projects, particularly with regard to external research and development expenditures.
Due to rounding, the numbers presented in the financial statements might not precisely equal the accompanying notes.
3.    New or Revised IFRS Standards and Interpretations
A number of new or amended standards became applicable for annual periods beginning on or after January 1, 2024. These standards are not expected to have any significant impact on the Group’s accounting policies and did not require any retrospective adjustments.

4.    Accounting estimates and judgments
The condensed consolidated interim financial statements have been prepared under the historical cost convention. In preparing these condensed consolidated interim financial statements, management made judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.
5.    Other explanatory notes
5.1    Revenue and other group-wide disclosures
On January 5, 2024, the Group announced it entered into a co-development agreement with Orano Med to co-develop 212Pb-based Radio Darpin Therapies (RDT). Under the terms of the co-development agreement, Molecular Partner’s previously disclosed RDT target DLL3 (delta-like ligand 3) will be included in the collaboration with Orano Med. Both companies are developing additional radioligand therapy candidates in partnership with other companies, with Molecular Partners having announced its first collaboration with Novartis in December 2021.
Molecular Partners maintains the option to explore DLL3 for targeted therapy outside of the radiotherapy space. Both companies agree to share the cost of preclinical and clinical development with additional commitments to supply their respective materials.
On December 14, 2021, the Group entered into a License and Collaboration Agreement with Novartis to develop DARPin-conjugated radioligand therapeutic candidates for oncology. The Group is able to recharge Novartis its employee related expenses associated with the research activities. During the six months ended June 30, 2024, the Group recognized as revenue an amount of TCHF 541 in relation to this recharge (six months ended June 30, 2023: TCHF 678). During the three months ended June 30, 2024, the Group recognized as revenue an amount of TCHF 230 in relation to this recharge (three months ended June 30, 2023: TCHF 292).
As part of the same agreement, the Group received in January 2022 an upfront fee of USD 20 million (CHF 18.6 million). Revenue related to the upfront payment is recognized over time in line with the progress made over the duration of the contractually agreed research plan.
During the six months ended June 30, 2024, the Group recognized as revenue an amount of TCHF 3,748 (six months ended June 30, 2023: TCHF 2,787) related to the upfront payment received in January 2022. During the three months ended June 30, 2024, the Group recognized as revenue an amount of TCHF 1,321 (three months ended June 30, 2023: TCHF 123) in relation to the same upfront payment.
Revenues in the table below are attributable to individual countries and are based on the location of the Group’s collaboration partners.

Revenues by country
in TCHF, for the six months ended June 30	2024	2023

Switzerland	4,289	3,465
Total revenues	4,289	3,465

Analysis of revenue by major alliance partner
in TCHF, for the six months ended June 30	2024	2023

Novartis AG, Switzerland	4,289	3,465
Total revenues	4,289	3,465

Revenues by country
in TCHF, for the three months ended June 30	2024	2023

Switzerland	1,551	415
Total revenues	1,551	415

Analysis of revenue by major alliance partner
in TCHF, for the three months ended June 30	2024	2023

Novartis AG, Switzerland	1,551	415
Total revenues	1,551	415
5.2    Contract liability
The table below presents the movement in the Group's contract liabilities during the six months ended June 30, 2024:

in CHF thousands	Contract liability at December 31, 2023	Recognized as revenue	Contract liability at June 30, 2024

Novartis AG, Switzerland	4,333	(3,748)	585
Total	4,333	(3,748)	585

in CHF thousands	Current	Non-current	Contract liability

Novartis AG, Switzerland	585	—	585
Balance at June 30, 2024	585	—	585
5.3    Issuances of equity securities
As of June 30, 2024, as a result of the vesting of Performance Share Units ("PSUs" ) the outstanding issued share capital of the Company increased to CHF 3,668,259 divided into 36,682,587 fully paid registered shares (inclusive of 3,500,000 treasury shares).
5.4    Dividends
The Group has paid no dividends since its inception and does not anticipate paying dividends in the foreseeable future.
5.5    Share-based compensation
As of June 30, 2024, 276,154 options were outstanding (December 31, 2023: 282,105 options) under all active option plans. As of June 30, 2024, and December 31, 2023 all outstanding options were fully vested.
As of June 30, 2024, a total of 2,383,853 PSUs and 345,798 Restricted Stock Units ("RSUs") were outstanding, of which none were vested (as of December 31, 2023 a total of 1,347,983 PSUs and 182,678 RSUs were outstanding). The changes in the number of share-based awards (options, RSUs and PSUs) outstanding during the six month period ended June 30, 2024, is as follows:

Share options / PSU/ RSU movements	Total numbers	Weighted average exercise price (CHF)	Options (numbers)	Weighted average exercise price (CHF)	PSU / RSU (numbers)	Weighted average exercise price (CHF)

Balance outstanding at January 1, 2024	1,812,766	1.16	282,105	6.89	1,530,661	0.10

Granted	1,859,112	0.10	—	—	1,859,112	0.10
(Performance adjustment)[1]	(238,261)	0.10	—	—	(238,261)	0.10
(Forfeited)[2]	(94,072)	0.10	—	—	(94,072)	0.10
(Expired)	(5,450)	6.06	(5,450)	6.06	—	—
(Exercised options), vested PSU / RSU	(328,290)	0.11	(501)	6.94	(327,789)	0.10

Balance outstanding at June 30, 2024	3,005,805	0.73	276,154	6.91	2,729,651	0.10
1Performance adjustments indicate forfeitures due to non-market performance conditions not achieved
2Forfeited due to service conditions not fulfilled

The share-based compensation costs recognized during the six months ended June 30, 2024, amounted to TCHF 1,983 (TCHF 3,060 for the six months ended June 30, 2023). For the three months ended June 30, 2024 the share-based compensation costs amounted to TCHF 1,129 (TCHF 1,312 for the three months ended June 30, 2023).
5.6    Financial income and expense
Financial income

in CHF thousands, for the six months ended June 30	2024	2023
Interest income on financial assets held at amortized cost	2,015	1,955
Net foreign exchange gain	3,432	—
Total	5,447	1,955

in CHF thousands, for the three months ended June 30	2024	2023
Interest income on financial assets held at amortized cost	912	1,088
Total	912	1,088
Financial expense

in CHF thousands, for the six months ended June 30	2024	2023
Net foreign exchange loss	—	(1,722)
Interest expense on leases	(13)	(18)
Other financial expenses	(7)	(9)
Total	(20)	(1,749)

in CHF thousands, for the three months ended June 30	2024	2023
Net foreign exchange loss	(9)	(1,177)
Interest expense on leases	(6)	(9)
Other financial expenses	(3)	(6)
Total	(18)	(1,192)
Exchange results primarily represent unrealized foreign exchange results on the cash and short-term time deposit balances held in USD and in EUR, respectively.

5.7    Income taxes
The Group has in recent years reported operating losses, with the exception of the year ended December 31, 2022, that resulted in a tax loss carry-forward in Switzerland of TCHF 144,483 as of December 31, 2023. No deferred tax assets have been recognized for these tax loss carry forwards, because it is not probable that such loss carry forwards can be utilized in the foreseeable future. In addition, no deferred tax positions were recognized on other deductible temporary differences (e.g. pension liabilities under IAS 19) due to the significant tax loss carry forwards.
5.8    Earnings per share

for the six months ended June 30	2024	2023
Weighted average number of shares used in computing basic and diluted earnings per share	33,025,576	32,694,617

for the three months ended June 30	2024	2023
Weighted average number of shares used in computing basic and diluted earnings per share	33,182,251	32,830,804
5.9    Other Comprehensive result
In order to recognize remeasurements of the net defined benefit obligation in the period in which they arise, the Group utilizes its independent actuaries to update the calculation of the defined benefit obligation and plan assets at each reporting date. The primary component of the remeasurement as of and for the six month period ended June 30, 2024, relates to an increase in the funding status of our main pension provider.
5.10    Related parties
The Group did not enter into any related party transactions in the interim periods presented.
5.11    Putative Class Action
On July 12, 2022, a putative class action complaint was filed in the U.S. District Court for the Southern District of New York against the Company, its directors, and certain of its executive officers. On May 23, 2023, an amended complaint was filed. The amended complaint alleged that the defendants violated federal securities laws by, among other things, making misrepresentations and omissions regarding its product candidate MP0310 and an associated licensing agreement. The amended complaint sought among others unspecified compensatory damages on behalf of persons and/or entities which purchased the Company's American Depositary Shares (ADSs) pursuant to certain offering documents issued in connection with the Company's initial public offering of ADSs. The Company and named individual defendants moved to dismiss the amended complaint on July 24, 2023. On February 5, 2024, the court dismissed the amended complaint without prejudice. On February 29, 2024, the court ordered the case closed.
5.12    Events after the balance sheet date
No events occurred between the balance sheet date and the date on which these condensed consolidated interim financial statements were approved for issuance by the Board of Directors that would require adjustment to these condensed consolidated interim financial statements or disclosure under this section.

Independent Auditors’ Report on Review of Condensed Consolidated Interim Financial Information to the Board of Directors of Molecular Partners AG, Schlieren

Introduction
We have been engaged to review the accompanying condensed consolidated interim statement of financial position of Molecular Partners AG as at June 30, 2024 and the related condensed consolidated interim statements of comprehensive loss for the six and three-months periods ended June 30, 2024, the related condensed consolidated interim cash flow statement and statement of changes in equity for the six-month period then ended, and selected explanatory notes (the condensed consolidated interim financial information). The Board of Directors is responsible for the preparation and presentation of this condensed consolidated interim financial information in accordance with International Accounting Standard 34 Interim Financial Reporting. Our responsibility is to express a conclusion on this condensed consolidated interim financial information based on our review.

Scope of Review
We conducted our review in accordance with the International Standard on Review Engagements 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial information as at and for the six and three-months periods ended June 30, 2024 is not prepared, in all material respects, in accordance with International Accounting Standard 34 Interim Financial Reporting.

KPMG AG

Simon Studer	Greg Puccetti
Licensed Audit Expert

Zurich, August 26, 2024